September 30, 2008

Mail Stop 6010

Stanley B. Baron
President and Chief Executive Officer
Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834

> **Re:** **Lantis Laser Inc.**
> **Amendment No. 4 to Form SB-2 on Form S-1**
> **Filed September 15, 2008**
> **File No. 333-146331**

Dear Mr. Baron:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Currently there is a limited active trading market, page 10

1.   We note your disclosure here and on page F-8 of your previous amendment that you intend to have the price of your common shares quoted on the OTC Bulletin board. However, on page F-8 of your current amendment you disclose intentions relating to a national stock exchange. Please reconcile your disclosure, and tell us whether you satisfy the objective criteria for listing on a stock exchange.

Our Business, page 13

2.   We note your disclosure in response to prior comment 8; however, your payments and obligations under the joint venture agreement remain unclear. For example, in the fourth paragraph, you refer to a commitment of $91,000 and an advance of $56,000. Is the advance part of the commitment? Is the entire commitment to be repaid per the last sentence of the paragraph? How are these amounts related to

the $50,000 down payment and $156,000 mentioned in the next paragraph? Is the $156,000 part of the $500,000 total of further payments to be made so that now you owe only $344,000? Is the $650,000 mentioned in the fourth paragraph to be offset by the $500,000 mentioned in the fifth paragraph as suggested by your disclosure on page F-24? Please clarify.

3.   Please disclose the duration of the exclusivity arrangement with AXSUN.

Licenses and Patents, page 16

4.   Please tell us why you do not describe in this section the key terms and obligations of the license mentioned in exhibit 10.15.

5.   Please tell us about the reasons for and scope of the July 9, 2008 patent mentioned at the bottom of page F-24. Also tell us why the license is not disclosed in this section or filed as an exhibit to your registration statement.

Sales and Marketing, page 21

6.   We note your disclosure that the OCT System will be sold through existing channels of distribution which are dominated by three companies. Please disclose whether you have entered into distribution arrangements with one or more of the three companies that you reference. If you do not have any agreements, please revise your disclosure to avoid the implication that you have an existing channel of distribution.

Total Operating Expenses, page 23

7.   We note your response to prior comment 20. You have not disclosed the nature of the professional and consulting services in the registration statement. We therefore reissue the comment.

Report of Independent Registered Public Accounting Firm, page F-25

8.   Please tell us why your auditors do not make reference to the restatement in fiscal 2007 in their audit report on page F-25.

Note 2 – Summary of Significant Accounting Policies

Stock-Based Compensation, page F-37

9.   Please revise to disclose your accounting policy for prepaid expenses and other current assets relating to stock issuances for services. Clearly disclose the period over which these prepaid assets are recognized into expense.

Debt Issuance Costs, F-39

10.　We refer to your response to comment 28 in our letter dated July 25, 2008. We note that your disclosure on page 28 and F-39 still discuss netting your debt issuance costs against convertible notes payable, which is not consistent with your response. Please revise your document for consistency or tell us the reason no changes are necessary.

11.　As a related matter, we note that you have classified the 2007 balance sheet on page F-27 as "restated" to reflect the debt issuance costs in assets, but not the 2007 balance sheet on page F-2. The 2007 balance sheet on page F-2 also does not have a balance in debt issuance costs. Please revise to apply the changes throughout your filing.

12.　We also note that you have re-stated the 2007 financial statements but no additional disclosure is provided in your footnotes to explain this change. Please revise your Note 10 – Restatement of Prior Financial Statements to include the changes made in 2007 relating to debt issuance costs, the reason for the changes and the impact it had on the financial statements in accordance with SFAS 154.

Recent Sales of Unregistered Securities, page II-2

13.　We note the names you cite in your response to prior comment 32. Please tell us about pending litigation with your stockholders and consultants, and provide us your analysis of how you concluded that disclosure of the litigation and the surrounding facts is not required. Your response should avoid conclusory statements and directly address the potential harm cited in the complaints. Also, provide us copies of the complaints.

14.　We note your disclosure in response to prior comment 33; however, repeated reference to the "size and manner" of a transaction does not satisfy your obligation to disclose the facts relied upon to make an exemption from registration available. Please provide more specific disclosure. Likewise, from your response to prior comment 32, it does not appear that the transactions involved a class of persons as contemplated by Regulation S-K Item 701(b); therefore, your disclosure should more specifically name the purchaser in each transaction.

Exhibits

15.   We note your statement in the first bullet point in your response to prior comment 34 that indicates that each private placement agreement authorized the company to place legends on the warrants. Please tell us which provision of which exhibit grants the company that authority in each private placement. For example, it is unclear where exhibit 10.12 grants the authority.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax):   Ernest M. Stern, Esq.— Seyfarth Shaw LLP